SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of December 2004

CERAMIC INTERNATIONAL, INC.

( Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On December 20, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Third Quarter 2004 Quarterly Report. This information was sent to the Bolsa Mexicana de Valores on October 15th, 2004. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                             Jesus A. Olivas

Jesus A. Olivas

Chief Financial Officer

Date: December 20th, 2004.

EXHIBIT A

Third Quarter 2004 Quarterly Report

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 3 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30 2004 AND 2003 (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	4,218,560	100	3,622,379	100
2	CURRENT ASSETS	1,941,507	46	1,617,608	45
3	Cash and Short-Term Investments	262,564	6	189,191	5
4	Accounts and Documents Receivable (Net)	407,423	10	400,525	11
5	Other Accounts and Documents Receivable	70,855	2	52,376	1
6	Inventories	1,124,019	27	947,705	26
7	Other current assets	76,646	2	27,811	1
8	LONG-TERM	8,051	0	7,537	0
9	Accounts and Documents Receivable (Net)	0	0	0	0
10	Investments in shares of subsidiaries and non Consolidated	8,051	0	7,537	0
11	Other Investments	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	2,127,557	50	1,884,824	52
13	Property	1,083,618	26	952,586	26
14	Machinery and Industrial	2,347,234	56	2,233,339	62
15	Other equipment	369,875	9	295,591	8
16	Accumulated depreciation	1,758,931	42	1,633,298	45
17	Construction in progress	85,761	2	36,606	1
18	DEFERRED ASSETS (NET)	0	0	0	0
19	OTHER ASSETS	141,445	3	112,410	3
20	TOTAL LIABILITIES	2,344,266	100	2,414,965	103
21	CURRENT LIABILITIES	1,108,528	47	892,591	38
22	Suppliers	319,177	14	270,246	12
23	Bank loans	542,651	23	366,788	16
24	Stock market loans	0	0	0	0
25	Taxes to be paid	6,554	0	7,590	0
26	Other current liabilities	240,146	10	247,967	11
27	LONG-TERM LIABILITIES	722,344	31	1,127,347	48
28	Bank loans	722,344	31	1,127,347	48
29	Stock market loans	0	0	0	0
30	Other loans	0	0	0	0
31	Deferred loans	513,394	22	395,027	17
32	Other liabilities	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS EQUITY	1,874,294	100	1,207,414	100
34	MINORITY INTEREST	274,552	15	255,216	21
35	MAJORITY INTEREST	1,599,742	85	952,198	79
36	Contributed	2,553,804	136	2,087,742	173
37	Paid in Capital Stock (Nominal)	81,332	4	48,600	4
38	Restatement of paid in capital stock	698,545	37	733,513	61
39	Premium on sales of shares	1,773,927	95	1,305,629	108
40	Contributions for future capital increases	0	0	0	0
41	Capital increase (decrease)	-954,062	-51	-1,135,544	-94
42	Retained Earnings and capital reserve	322,742	17	268,103	22
43	Repurchase fund of shares	138,609	7	138,609	11
44	Excess (shortfall) in restatement of holders equity	-1,515,452	-81	-1,526,041	-126
45	Net income for the year	100,039	5	-16,215	-1

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
3	CASH AND SHORT TERM INVESTMENTS	262,564	100	189,191	100
46	Cash	-	0	-	0
47	Short term investments	262,564	100	189,191	100
18	DEFERRED ASSETS (NET)	-	0	-	0
48	Amortiz3d r redeemed expenses	-	0	-	0
49	Goodwill	-	0	-	0
50	deferred taxes	-	0	-	0
51	others	-	0	-	0
21	CURRENT LIABILITIES	1,108,528	100	892,591	100
52	Foreign currency liabilities	756,640	68	548,788	61
53	Mexican pesos liabilities	351,888	32	343,803	39
24	STOCK MARKETS LOANS	-	0	-	0
54	Commercial paper	-	0	-	0
55	Current maturities of medium term	-	0	-	0
56	Current maturities of bonds	-	0	-	0
26	OTHER CURRENT LIABILITIES	240,146	100	247,967	100
57	Other current liabilities with cost	-	0	-	0
58	Other current liabilities without cost	240,146	100	247,967	100
27	LONG TERM LIABILITIES	722,344	100	1,127,347	100
59	Foreign currency liabilities	722,344	100	1,127,347	100
60	Mexican pesos liabilities	-	0	-	0
29	STOCK MARKET LOANS	-	0	-	0
61	Bonds	-	0	-	0
62	Medium term notes	-	0	-	0
30	OTHER LOANS	-	0	-	0
63	Other loans with cost	-	0	-	0
64	Other loans without cost	-	0	-	0
31	DEFERRED LOANS	513,394	100	395,027	100
65	Negative goodwill	-	0	-	0
66	Deferred taxes	513,394	100	395,027	100
67	Other	-	0	-	0
32	OTHER LIABILITIES	-	0	-	0
68	Reserves	-	0	-	0
69	Other liabilities	-	0	-	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS EQUITY	(1,515,452)	100	(1,526,041)	100
70	Accumulated income due to monetary position	-	0	-	0
71	Income from non monetary position	(1,515,452)	100	(1,526,041)	100

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS OTHER CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
72	WORKING CAPITAL	832,979	725,017
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	11	11
75	EMPLOYERS (*)	1,642	1,218
76	WORKERS (*)	1,784	1,863
77	CIRCULATION SHARES (*)	162,664,124	97,200,072
78	REPURCHASED SHARES (*)	0	0

(*) THIS CONCEPTS SHOULD BE EXPRESSED IN UNITS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT FROM JANUARY THE 1ST TO JUNE 30th OF 2004 AND 2003 (Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	2,881,100	100	2,655,205	100
2	COST OF SALES	1,843,833	64	1,719,302	65
3	GROSS INCOME	1,037,267	36	935,903	35
4	OPERATING EXPENSES	826,935	29	734,031	28
5	OPERATING INCOME	210,332	7	201,872	8
6	TOTAL FINANCING COST	19	0	92,917	3
7	INCOME AFTER FINANCING COST	210,313	7	108,955	4
8	OTHER FINANCIAL OPERATIONS	3,050	0	10,005	0
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	207,263	7	98,950	4
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	84,859	3	90,854	3
11	NET INCOME AFTER TAXES AND WORKERS SHARING	122,404	4	8,096	0
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATES NET INCOME	122,404	4	8,096	0
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	122,404	4	8,096	0
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	122,404	4	8,096	0
19	NET INCOME OF MINORITY INTEREST	22,365	1	24,311	1
20	NET INCOME OF MAJORITY INTEREST	100,039	3	-16,215	-1

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	2,881,100	100	2,655,205	100
21	DOMESTIC	1,573,119	55	1,480,676	56
22	FOREIGN	1,307,981	5	1,174,529	4
23	TRANSLATED INTO DOLLARS (***)	113,838		101,681

6	TOTAL FINANCING COST	19	100	92,917	100
24	INTEREST PAID	54,810	288474	61,580	66
25	EXCHANGE LOSSES	68,919	362732	204,707	220
26	INTEREST EARNED	8,692	45747	6,269	7
27	EXCHANGE PROFITS	63,987	336774	134,433	145
28	GAIN DUE TO MONETARY POSITION	-51,031	-268584	-32,668	-35

8	OTHER FINANCIAL OPERATIONS	3,050	100	10,005	100
29	OTHER NET EXPENSES (INCOME) NET	3,050	100	10,005	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	84,859	100	90,854	100
32	INCOME TAX	40,032	47	40,001	44
33	DEFERRED INCOME TAX	43,597	51	42,995	47
34	WORKERS PROFIT SHARING	1,230	1	7,858	9
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT OTHER CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
36	TOTAL SALES	2,989,233		2,835,045	100
37	NET INCOME OF THE YEAR	0		0	0
38	NET SALES (**)	3,775,179		3,529,468
39	OPERATING INCOME (**)	245,943		270,398
40	NET INCOME OF MAJORITY I INTEREST (**)	149,642		77,141
41	NET CONSOLIDATED INCOME (**)	178,774		109,533

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNINGS STATEMENT (Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	1,022,198	100	968,790	100
2	COST OF SALES	649,180	64	636,156	66
3	GROSS INCOME	373,018	36	332,634	34
4	OPERATING EXPENSES	289,408	28	259,223	27
5	OPERATING INCOME	83,610	8	73,411	8
6	TOTAL FINANCING COST	-14,744	-1	64,272	7
7	INCOME AFTER FINANCING COST	98,354	10	9,139	1
8	OTHER FINANCIAL OPERATIONS	708	0	-915	0
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	97,646	10	10,054	1
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	27,776	3	23,044	2
11	NET INCOME AFTER TAXES AND WORKERS SHARING	69,870	7	-12,990	-1
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATES NET INCOME	69,870	7	-12,990	-1
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	69,870	7	-12,990	-1
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	69,870	7	-12,990	-1
19	NET INCOME OF MINORITY INTEREST	6,815	1	13,294	1
20	NET INCOME OF MAJORITY INTEREST	63,055	6	-26,284	-3

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNINGS STATEMENT BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	1,022,198	100	968,790	100
21	DOMESTIC	555,284	54	559,349	58
22	FOREIGN	466,914	5	409,441	4
23	TRANSLATED INTO DOLLARS (***)	40,841		35,277

6	TOTAL FINANCING COST	-14,744	100	64,272	100
24	INTEREST PAID	18,425	-125	20,981	33
25	EXCHANGE LOSSES	10,782	-73	75,674	118
26	INTEREST EARNED	3,362	-23	2,421	4
27	EXCHANGE PROFITS	21,858	-148	15,021	23
28	GAIN DUE TO MONETARY POSITION	-18,731	127	-14,941	-23

8	OTHER FINANCIAL OPERATIONS	708	100	-915	100
29	OTHER NET EXPENSES (INCOME) NET	708	100	-915	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	27,776	100	23,044	100
32	INCOME TAX	12,677	46	8,511	37
33	DEFERRED INCOME TAX	14,701	53	11,944	52
34	WORKERS PROFIT SHARING	398	1	2,589	11
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT OF CHANGES (Thousands of Pesos)
CONSOLIDATED
REF C	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
1	Consolidated net	122,404	8,096
2	+ (-) items added to income which do not require using cash	10,740	171,531
3	Cash flow from net income of the year	133,144	179,627
4	Cash flow from change in working capital	-199,383	-123,001
5	Cash generated (used) in operating activities	-66,239	56,626
6	Cash flow from external financing	-142,716	155,634
7	Cash flow from internal financing	501,834	-55,228
8	Cash flow generated (used) by financing	359,118	100,406
9	Cash flow generated (used) by investment activities	-83,217	-64,669
10	Net increase (decrease) in cash and investments	209,662	92,363
11	Cash and short term investments at the beginning of the period	52,902	96,828
12	Cash and short term investments at the end of the period	262,564	189,191

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT OF CHANGES BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF C	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
2	+ (-) items added to income which do not require using cash	10,740	171,531
13	Depreciation and amortization the period	151,066	133,404
14	+ (-) net increase (decrease) in pensions fund and seniority premiums	0	0
15	+ (-) net loss (profit) in money	0	0
16	+ (-) net loss (profit) in assets and liabilities actualization	0	0
17	+ (-) other items	-140,326	38,127

4	Cash flow from change in working capital	-199,383	-123,001
18	+ (-) decrease (increase) in account receivables	-58,455	-31,714
19	+ (-) decrease (increase) in inventories	-147,827	-89,759
20	+ (-) decrease (increase) in other account receivables	-140,238	-48,565
21	+ (-) decrease (increase) in suppliers	44,747	-44,957
22	+ (-) decrease (increase) in other liabilities	102,390	91,994

6	Cash flow from external financing	-142,716	155,634
23	+ short term bank and stock market	142,667	77,723
24	+ long term bank and stock market	-285,383	77,911
25	+ dividend received	0	0
26	+ Other financing	0	0
27	-Bank financing amortization	0	0
28	-Stock market amortization	0	0
29	- Other financing amortization	0	0

7	Cash flow from internal financing	501,834	-55,228
30	+ (-) increase (decrease) in capital	501,834	-55,228
31	- Dividends paid	0	0
32	+ Premium on sale of shares	0	0
33	+ Contribution for future capital	0	0

9	Cash flow generated (Utilized) in investment activities	-83,217	-64,669
34	+ (-) decrease (increase) in stock investments of a permanent nature	0	0
35	- Acquisitions of property, pland and equipments	-83,217	-64,669
36	- Increase in constructions in process	0	0
37	+ Sale of other permanent	0	0
38	+ Sale of tangible fixed assets	0	0
39	+ (-) Other items	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RATIOS CONSOLIDATED
CONSOLIDATED
REF P	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
	YIELD
1	Net income to net sales	4.25%	0.30%
2	Net income to stock holders equity (**)	9.35%	8.10%
3	Net income to total assets (**)	4.24%	3.02%
4	Cash dividends to previous year net income	0.00%	0.00%
5	Income due to monetary position to net income	41.69%	403.51%
	ACTIVITY
6	Net sales to net assets (**)	0.89 times	0.97 times
7	Net sales to fixed assets (**)	1.77 times	1.87 times
8	Inventories rotation (**)	2.17 times	2.41 times
9	Accounts receivable in days of sales	33 days	35 days
10	Paid interest to talt liabilities with cost (**)	6.01%	5.77%
	LEVERAGE
11	Total liabilities to total assets	55.57%	66.67%
12	Total liabilities to stock holders equity	1.25 times	2.00 times
13	Foreign currency liabilities to total liabilities	63.09%	69.41%
14	long term liabilities to fixed assets	33.95%	59.81%
15	Operating income to interest paid	3.84 times	3.28 times
16	Net sales to total liabilities (**)	1.61 times	1.46 times
	LIQUIDITY
17	Current assets to current liabilities	1.75 times	1.81 times
18	Current assets less inventory to current liabilities	0.74 times	0.75 times
19	Current assets to total liabilities	0.83 times	0.67 times
20	available assets to current liabilities	23.69%	21.20%
	CASH FLOW
21	Cash flow from net income to net sales	4.62%	6.77%
22	Cash flow from changes in working capital to net sales	-6.92%	-4.63%
23	Cash generated (used) in operating to interest paid	(1.21) times	0.92 times
24	External financing to cash generated (used) in financing	-39.74%	155.00%
25	Internal financing to cash generated in financing	139.74%	-55.00%
26	To cash generated (used) in investment activities	100.00%	100.00%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount

1	Basic profit per ordinary share (**)	0.92	0.79
2	Basic profit per preferent share (**)	0.00	0.00
3	Diluted profit per ordinary share (**)	0.00	0.00
4	Continuous operating profit per common share (**)	1.51	2.78
5	Effect of discontinuous operating continuous operating profit per share (**)	0.00	0.00
6	Effect of extraordinary profit and loss on continuous operating profit per share (**)	0.00	0.00
7	Effect by changes in accounting policies continuous operating profit per share (**)	0.00	0.00
8	Carrying value per share	9.83	9.80
9	Cash dividend accumulated per share	0.00	0.00
10	Dividend in shares per share	0.00 shares	0.00 shares
11	Market price to carrying value	1.95 times	1.27 times
12	Market price to basic profit per ordinary share (**)	20.87 times	15.76 times
13	Market price to basic profit per opreferent share (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                     QUARTER: 3 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

NOTES TO FINANCIAL STATEMENTS (1)

CONSOLIDATED

Final Printing

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 3 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DIRECTOR REPORT (1)

CONSOLIDATED

ANNEX 1 #9; Final Printing

INTERCERAMIC THIRD QUARTER 2004 RESULTS

Interceramic recorded sales of US $89.4 million in the third quarter of 2004, growing 7.12 percent over sales of US $83.5 million in the same quarter of 2003 . Gross income for the quarter grew by 13.83 percent over the third quarter of 2003, up to US $32.6 million. With operating expenses held relatively in check during this year, consolidated operating income for the third quarter of 2004 was US $7.3 million, 15.70 percent above the US $6.3 million posted in the same quarter last year and the highest for any quarter in two years.

Despite the cancellation of our traditional "Patria Sale" in Mexico this year, third quarter 2004 sales in Mexico were slightly ahead of sales in the third quarter last year, increasing by almost one percent to US $48.6 million from third quarter 2003 sales in Mexico of US $48.2 million. The modest sales growth is encouraging, given that the averaged 20 percent discount offered in the discontinued Patria Sale, boosted a high level of sales during the third quarter of previous years.

Things continue to improve in the International markets, as sales in the third quarter of 2004 increased by 15.77 percent over sales in the third quarter of 2003, up to US $40.8 million from US $35.3 million for the third quarter last year. We increased the amount of product sold in the International markets during the third quarter of 2004 substantially as well, with volume sales increasing by 14.42 percent over last year.

With operating income of about US $1.0 million greater during the quarter than in the third quarter last year, the Company's EBITDA increased nicely too, up to US $11.8 million from the US $10.2 million recorded in the third quarter of 2003-an increase of 15.16 percent. Our EBITDA for the third quarter was 6.23 percent higher than EBITDA in the second quarter of this year, and represents the best quarterly figure for EBITDA since the third quarter in 2002. The extra cash flow has helped brighten our important financial ratios, with our debt service coverage ratio at the end of the third quarter of 2004 at 6.9 times compared to 5.8 times at the end of the same quarter of last year. Also, the ratio of debt to EBITDA decreased considerably at 2.8 times for the third quarter of 2004 compared to 3.3 times at the end of the third quarter 2003.

During the third quarter of 2004, our shareholders approved a project to delist our securities from the listing on the New York Stock Exchange that we have maintained since 1994. The delisting is expected to be finalized on or about October 29, 2004. Our securities are also listed and will continue to trade on the Mexican Stock Exchange, where our promotion efforts will be better focused. Management at Interceramic is encouraged by the Company's steadily improving performance, and believe that all pieces are securely in place for further progress in coming quarters.

Oscar E. Almeida

Chairman of the Board

Victor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

DISCUSSION OF OTHER ACCOUNTS

1.- Comprehensive Financing Cost.- Comprehensive Financing Cost for the for the third quarter of 2004 was a gain of $14.7 millions compared to a loss of $64.3 millions registered during the same period of 2003. This increased gain was mainly due to a foreign exchange gain which at $11.1 million gain in the third quarter of 2004, represents a completely adverse number than the $60.7 million loss registered during the same period of 2003. This change was generated by the gain of value of the Pesos against the Dollar.

2.- Other Income or Expenses.- Other income or expenses is an account composed by non continuous ordinary transactions, such as, write down of assets, obsolete inventories, waste of raw materials, etc.

Other expenses during the third quarter of 2004 represented a net expense of $0.7 millions, compared to a product of $0.9 millions registered during the same period of 2003.

3.- Minority Net Income.- This account in the Financial Statements relates to the interest of Dal-Tile Inc in "Recubrimientos Interceramic, S.A. de C.V." and Custom's Inc. interest in "Adhesivos y Boquillas, S. de R.L. de C.V.". Minority net income posted during the third quarter of 2004 was $6.8 million, compared to $13.3 million in the same period of 2003, representing a decrease of 48.7 percent.

4.- Majority Net Income.- This account in the Financial Statements consists of consolidated net income, less the portion attributable to Dal-Tile's Inc. ownership interest in Recubrimientos Interceramic, S.A. de C.V. and that of Custom's Inc. in "Adhesivos y Boquillas, S. de R.L. de C.V.".

Majority net income for the quarter increased to an income of $63.1 million in the third quarter of 2004 from a majority net loss of $26.3 million in same quarter of 2003. The increase in the majority income was mainly due to the effect of the Integral Cost of Financing.

LIQUIDITY AND CAPITAL RESOURCES

1).- DEBT.- At the end of the third quarter of 2004 net debt for the Company was of US $88.1 million, mainly composed of the balance due regarding the Syndicated Loan of US $71.9 million. At the date the Company has not failed to make any payment of any of the different loans obtained from different banks (see Annex 5). At the date of the report the Company is in compliance with all of it's credit agreements.

2).- LIQUIDITY.- The main source of fund for the Company is basically the obtained from the sales of the products that manufacture and in a leaser extent that commercializes. For the year of 2004, of the total sales of the Company, 54.60 percent were denominated in Mexican Pesos, while the remaining 45.40 percent were denominated in US Dollars.

CHANGES IN MAIN CONCEPTS IN THE LAST THREE YEARS.
	(July - September)
	2002	2003	2004
Net Sales	78.6	83.5	89.4
Cost of Sales	-49.6	-54.8	-56.8
Gross profit	29.0	24.7	32.6
Gross margin	36.9%	34.3%	36.5%

Operating Expenses	-21.2	-22.3	-25.3
Operating Income	7.7	6.3	7.3
Operating margin	9.8%	7.6%	8.2%

EBITDA	11.4	10.2	11.8
EBITDA margin	14.6%	12.2%	13.2%

Volume variation *	3.5%	11.9%	-0.7%

* Variation respecting the same period of the previous year..

	(January - September)
	2002	2003	2004
Net Sales	223.5	229.8	250.7
Cost of Sales	-139.5	-148.8	-160.5
Gross profit	84.0	81.0	90.3
Gross margin	37.6%	35.2%	36.0%

Operating Expenses	-61.5	-63.5	-72.0
Operating Income	22.5	17.4	18.3
Operating margin	10.1%	7.6%	7.3%

EBITDA	33.4	29.0	31.5
EBITDA margin	14.9%	12.6%	12.5%

Volume variation *	-0.4%	7.3%	5.9%

* Variation respecting the same period of the previous year..

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 3 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

ANNEX 2 Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from October '03 to September '04 was 5.44% compared to the inflation for the same period of 4.88%.

ACCOUNTING POLICIES AND STANDARDS

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

I. Recognition of the effects of inflation.- The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information".

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

The Company follows the specific-cost method to restate its inventories.

Imported machinery was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin was restated based on the Mexican National Consumer Price Index ("NCPI").

Capital stock, paid in capital, stock repurchase reserve, retained earnings, cumulative effect of deferred taxes, effect of translation of foreign subsidiaries, and net income were restated by using a common restatement factor, which was determined based on the weighted average net sales in each currency.

The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities. During inflationary periods, losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net monetary effect is included in the consolidated statements of income as part of the "comprehensive financing cost."

The deficit from restatement of stockholders' equity consists principally of the initial cumulative monetary position result and the cumulative deficit from holding non-monetary assets. The (loss) gain from holding non-monetary assets represents the amount by which the (decrease) increase in the specific value of assets was (lower) higher than the rate of inflation.

II. Cash equivalents.- Cash equivalents are shown at cost plus accrued interest through the balance sheet date. The stated value approximates fair value.

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents and are carried at cost which approximates their fair market value.

III. Inventories and Cost of Sales.- Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, which is not in excess of market value. Cost of sales represents the estimated replacement cost at the time sales were realized, expressed in constant pesos at the end of the year.

IV. Investment in shares of affiliated companies.- Investments in companies in which the Company has an ownership interest of between 10% and 50% and for which the Company exercises significant influence, are accounted for using the equity method. Investments in companies in which the Company has an ownership interest of less than 10% are recorded at cost and restated for changes in the NCPI.

V. Property, plant and equipment.- Through December 31, 1996, the values of property, plant and equipment were determined by an independent appraiser registered with the National Banking and Securities Commission ("NBSC").

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present property, plant and equipment in the financial statements, and currently is restated as follows:

The appraised value of imported machinery as of December 31, 1996, as well as the cost of subsequent additions to such machinery, were restated based on the rate of inflation in the respective country of origin and then translated using the prevailing exchange rate at the balance sheet date (specific inflation factors).

The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

Depreciation is computed on the restated values, using the straight-line method based on the estimated useful lives of the assets as determined periodically by management based on technical studies.

VI. Exchange differences.- Transactions in foreign currency are recorded at the exchange rate at the time of the transactions. Exchange differences are determined from the date of the transactions to the time of settlement or valuation at the balance sheet date and are charged or credited to income.

VII. Labor obligations.- Under Mexican labor law, employees are entitled to a compensation payment ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. Seniority premium costs are recognized periodically during the years of service rendered by employees, based on actuarial computations made by an independent actuary, using the projected unit credit method and financial assumptions, net of inflation, as required by Mexican Accounting Principles Bulletin D-3 ("Labor Obligations"). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

VIII. Income taxes and employee profit sharing.- Effective January 1, 2000, the Company adopted the requirements of the Mexican Accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing." Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using enacted income tax rates. Through December 31, 1999, deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround period.

As established in Bulletin D-4, the cumulative effect of deferred taxes, at the beginning of 2000, was applied to stockholders' equity, without restating the financial statements of prior years.

The Company periodically evaluates the possibility of recovering deferred tax assets and if necessary, adjusts the related valuation reserve.

Employee profit sharing is a statutory obligation payable to employees that is determined in accordance with the provisions of both Mexican labor and income tax law.

In conformity with Bulletin D-4, deferred employee profit sharing is recognized only on temporary differences determined in the reconciliation of current year net income for financial and tax reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Current year employee profit sharing is charged to results of operations and represents a current liability due and payable in a period of less than one year.

Asset tax, which is a minimum income tax is payable based on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds current year income tax.

Current year income tax is charged to results of operations and represents the tax liability due and payable in less than one year.

IX. Long-lived assets.- The Company periodically evaluates potential impairment loss relating to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, a loss is recognized for the difference between the carrying value of the assets and the expected future undiscounted cash flows. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Effective January 1, 2004 the Company will be required to adopt Bulletin C-15 for Mexican GAAP which modifies the method in which companies must measure potential impairment losses relating to long-lived assets. Under the provisions of the bulletin an impairment loss of long-lived assets will be required to be recognized when the carrying value of assets, measured at the cash generating unit level, exceeds the recoverable value. A cash generating unit (joint venture, subsidiary, production line, division or segment) is the minimum identifiable grouping of assets that generate cash flows that are independent of other groups of assets. The recoverable value is defined as the greater of the value in use (present value of the estimated future net cash flows using an appropriate discount rate) or an estimated net selling price between interested parties, which is reasonable and verifiable. Impairment losses may be reversed in future periods when the recoverable value exceeds the carrying value of the related assets and it can clearly justified and demonstrated that the change is permanent and verifiable. The Company has evaluated the effect of this new rule standard, and it is not expected any change.

X. Revenue recognition.- The Company recognizes revenue when goods are shipped and invoiced. Revenue from retail operations is recognized, generally, at the point of sale. Returns and allowances are estimated and accrued based on historical results.

XI. Net income per unit.- Net income per unit is determined on the basis of the average weighted number of units issued and outstanding. The Company's units are each comprised of two common shares that are traded together as one unit. A "UB" unit is comprised of two Series "B" Shares and a "ULD" unit is comprised of one Series "L" Share and one Series "D" Share.

XII. Comprehensive income.- Mexican Accounting Bulletin B-4, "Comprehensive Income," became effective January 1, 2001. Bulletin B-4 establishes the rules with respect to reporting and presenting comprehensive income and the component elements of such income. Bulletin B-4 has no effect on net income or stockholders' equity. Comprehensive income consists of net income or loss for the year plus those items that are reflected directly in stockholders' equity and that do not constitute capital contributions, reductions or distributions such as deficit from restatement of stockholders' equity, effect of translation of foreign subsidiaries and deferred taxes allocated to equity.

GENERAL.-

On October 19th 1999 a merge agreement was approved by the Shareholders in which Ceramica Industrial Maquinada, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V., which was a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

On April, 9th, 2002 a merge agreement was approved by the Shareholders in which Procesadora de Materiales Cerro Grande, S.A. de C.V. and Interacabados de Noroeste, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V.. The merged companies were a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3					CONSOLIDATED
Final Printing
COMPANY NAME		MAIN ACTIVITY	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Pesos)
					Acquisition Cost	Present Value
SUBSIDIARIES
1	ADHESIVOS Y BOQUILLAS INTERCERAMIC	PRODUCTOS PARA INSTALAR LOSETA	3	51.00	168	40,082
2	INTERCERAMIC HOLDING, INC.	PRODUCCION Y VENTA DE LOSETA	4,000	100.00	2,423	401,740
3	INTERCERAMIC TRADING, CO.	SERVICIOS ADMINISTRATIVOS	10,000	100.00	3	754
4	RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION Y VENTA DE LOSETA	20,114,738	50.01	1	236,037
5	DISTRIBUCION INTERCERAMIC	COMERCIALIZACION DE LOSETA	50,000	100.00	1	-24,452
6	INTERACABADOS DE OCCIDENTE	COMERCIALIZACION DE LOSETA	50,000	100.00	1	-10,149
7	MATERIALES EN PROCESO	SERVICIOS ADMINISTRATIVOS	1,249,999	100.00	1	371
8	INTERCERAMIC DE OCCIDENTE	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	239
9	OPERADORA INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	888
10	SERVICIOS ADMINSITRATIVOS INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	33
11	INTERACABADOS DEL CENTRO	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	-4,227
12	HOLDING DE FRANQUICIAS INTERCERAMIC	TENEDORA DE ACCIONES	50,000	100.00	1	116,307

TOTAL INVESTMENT IN SUBSIDIARIES					2,603	757,623
ASSOCIATED
1	CASINO DE CHIHUAHUA	ACCIONES	2	1.00	175	1
2	MAYO Y ASOCIADOS	ACCIONES	5,000	30.00	1	5
3	CAMPESTRE SAN FRANCISCO	ACCIONES	4	0.40	49	20
4	PROMOTORA DE HOSPITALES MEXICANOS	ACCIONES	4,031,903	5.70	1	5,117
5	PROM. DE INFRAESTRUCT. DE MEXICO	ACCIONES	5,253	5.50	1	838
6	ELECTRONIC PUBLISHING	ACCIONES	1,815	11.84	1,000	1,990
8	FIDEICOMISO SACRAMENTO	ACCIONES	1	0.00	0	80

TOTAL INVESTMENT IN SUBSIDIARIES					1,227	8,051
OTHER PERMANENT INVESTMENT

TOTAL						765,674

STOCK EXCHANGE CODE: CERAMIC	MEXICAN STOCK EXCHANGE
INTERNACIONAL DE CERAMICA, S.A. DE C.V.	ANNEX 5															2004
CREDITS BREAKDOWN Final Printing
(Thousands of Pesos)															CONSOLIDATED

Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS WITH WARRANTY BANAMEX - REFACCIONARIO NASSETTI ETTORE - DOCUMENTO
SINDICADO	7/31/2007	347.00%	0	0							55,181	213,375	206,263	348,513
BANCOMER - L. REVOLVENTE	12/14/2004	340.00%	0	0							79,713
BANORTE	10/28/2004	339.00%	0	0							91,290
BANAMEX - L. REVOLVENTE	12/14/2004	301.00%	0	0							68,401
SCOTIABANK	12/21/2004	346.00%	0	0							34,175
CAPITAL LEASE - PRENDARIO	10/25/2007	723.00%									47	143	125	126	31
WELLS FARGO	1/4/2004	377.00%									326			167,286

OTHER FINANCIAL ENTITIES

TOTAL BANKS			0								329,133	213,518	206,388	515,925	31	0

Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS
PAMESA CERAMICA			0	0							21,884
FERRO MEXICANA			0	0							17,529
KOHLER CO.			0	0							12,997
ORACLE DE MEXICO SA DE CV			0	0							10,345
IPADEX			0	0							6,790
SYSTEM S P A			0	0							6,325
ESMALTES Y COLORANTES COVER			0	0							4,483
ESMALGLASS SA			0	0							3,404
ESMACER SA DE CV			0	0							3,121
GRES LUNA SA			0	0							3,038
EMPAQUES DE CARTON TITAN			5,871	0
ARQUITECTURA HABITACIONAL E			3,136	0
MONDIMEX INDUSTRIAL S DE RL			2,120	0
AUTOS INTERNACIONALES DE CHI			1,886	0
TECNICA ELECTRICA DEL PARRAL			1,287	0
CERAMIKON SA DE CV			1,275	0
EDITORIAL TELEVISA SA DE CV			1,150	0
RODAMIENTOS Y REPRESENTACION			1,083	0
BEMIS DE MEXICO SA DE CV			732	0
GCC COMERCIAL SA DE CV			701	0
OTROS			137,334	0							72,686
TOTAL SUPPLIERS			156,575									0

Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS

OTROS			188,759	0							51,387
TOTAL OTHER			188,759	0								0

GRAND TOTAL			345,334	0	0	0	0	0	0	0	329,133	213,518	206,388	515,925	31	0

* ALL CREDITS ARE DENOMINATED IN DOLLARS.
* THE EXCHANGE RATE BETWEEN THE MEXICAN PESO AND THE AMERICAN DOLLAR AT THE TIME THE INFORMATION WAS PRESENTED: $1 USD = $11.525 MXP.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE (Thousands of Pesos) ANNEX 6
CONSOLIDATED
FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS

TOTAL ASSETS	137,413	1,563,757	0	0	1,563,757
LIABILITIES POSITION	129,964	1,478,984	0	0	1,478,984
SHORT TERM LIABILITIES POSITION	66,489	756,640	0	0	756,640
LONG TERM LIABILITIES POSITION	63,475	722,344	0	0	722,344

NET BALANCE	7,449	84,773	0	0	84,773

CURRENT RATE BETWEEN THE MEXICAN PESO AND THE US DOLLAR AT THE TIME THIS INFORMATION WAS PRESENTED: $1 USD = 11.38 MXP.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (Thousands of Pesos) ANNEX 7
CONSOLIDATED
MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS

JANUARY	1,419,325	3,643,865	2,224,540	0.36	7,980
FEBRUARY	1,335,947	3,091,033	1,755,086	0.60	10,517
MARCH	1,374,016	3,108,067	1,734,050	0.41	7,059
APRIL	1,889,995	3,293,111	1,403,116	0.22	3,102
MAY	1,910,234	3,040,717	1,130,483	0.00	28
JUNE	1,912,050	3,350,889	1,438,840	0.25	3,615
JULY	2,004,249	3,452,680	1,448,432	0.20	2,864
AUGUST	1,857,696	3,403,039	1,545,343	0.38	5,905
SEPTEMBER	1,931,666	3,477,032	1,545,366	0.64	9,961
OCTOBER
NOVEMBER
DECEMBER
ACTUALIZATION
CAPITALIZATION
FOREIGN CORP:
OTHER

TOTAL					51,031

WE ARE INCLUDING THE MONETARY ASSETS AND THE LIABILITIES FROM OUR SUBSIDIARY LOCATED AT GARLAND, TX. TO REFLECT THE EFFECT FOR THE CONSOLIDATED MONETARY POSITION ACCORDING TO THE BULLETIN B-15.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC	2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (Thousands of Pesos) ANNEX 8

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INTERNACIONAL DE CERAMICA, S.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	11,300,000	100.00
PLANTA A ZULEJOS INTERCERAMIC	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,600,000	100.00
RECUBRIMIENTOS INTERCERAMIC	PRODUCCION DE LOSETA CERAMICA ESMALTADA	6,000,000	100.00
ADHESIVOS Y BOQUILLAS, S DE R	PRODUCCION DE ADHESIVO Y BOQUILLA PARA LA INSTALA	67,200	85.00
INTERCERAMIC INC.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,100,000	100.00
ADHESIVOS Y BOQUILLAS PLANTA	PRODUCCION DE ADHESIVO Y BOQUILLA PARA LA INSTALA	90,000	60.00

(1) THE INSTALLED CAPCITY IS EXPRESSED IN SQ. METERS PER YEAR.
THE INSTALLED CAPACITY FOR ADHESIVOS Y BOQUILLAS AND ADHESIVOS Y BOQUILLAS SUR ARE EXPRESSED IN TONS. FOR THE REST OF THE SUBSIDIARIES, IT IS EXPRESSED IN SQ. METERS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN RAW MATERIALS (Thousands of Pesos) ANNEX 10
CONSOLIDATED
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)

CLAY	PROCESADORA DE MATERIALES CER				7.32
FRITS	ESMALTES Y COLRANTES COVER	FRITAS	COLOROBIA	S	2.34
	ESMACER		ESMALGLASS	S
COLORS	CERDEC	COLORES	ESMACER	S	10.25
	ESMALTES Y COLORANTES COVER
	FERROMEXICANA
	ESMACER
CORINDONES	IMPORTACIONES PROFESIONALES				0.87
	PROINT
OXIDES	DE MATEO Y CIA	OXIDOS	MINERA AUTLAN	S	0.26
	IMPORTACIONES PROFESIONALES
	MINERA AUTLAN
CERAMIC MATERIALS	DERIVADOS METALORGANICOS	MATERIALES CERAMICOS	ALCOA INTERAMERICANA	S	3.02
	MOLINOS DEL NORTE		KENTUCKY AND TENNESSEE	S
	MAT PRIMAS MINERALES DE AHUAZ		FELDASPAR ORP	S
	MINERA NYCO
	MATERIAS PRIMAS DE LAMPAZOS
PACKING	EMPAQUES DE CARTON TITAN	EMPAQUE	CARLSON SYSTEMS	S	5.55
			DIAGRAPH	S
			STONE CONTAINER	S
			PACKAGING ENTERPRISE	S
TRIPOLIFOSPHIT OF SODIUM	CATALIZADORA INDUSTRIAL				0.04
GUM	QUIMICA AMTEX				2.54
CHEMICAL PRODUCTS		PRODUCTOS QUIMICOS	MARDUPOL	S	0.06

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.					2004

SELLS DISTRIBUTION BY PRODUCT
ANNEX 11 DOMESTIC SALES							CONSOLIDATED
							Final Printing
MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT
						TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM	16,463	1,504,681	13,692	1,250,777	19.00	INTERCERAMIC	DISTRIBUCION INTERC
OTROS				322,342			GRUPO COMERCIAL INT
							INTERACABADOS DE OC
							MAT ARQ Y DECORATIV
							CERAMICA DEL BAJIO
							SI S.A DE C.V.
							INTERAMBIENTES CERA
							PISOS Y BAÑOS, S.A.
							PISOS Y RECUB CERAM
							PROCERVER, S.A. DE
TOTAL		1,504,681		1,573,119

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.					2004

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11
FOREIGN SELLS							CONSOLIDATED

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM OTROS			8,178	1,025,775 282,206	ESTADOS UNIDOS CANADA	INTERCERAMIC AMERICAN OLEAN	INTERCERAMIC USA DAL TILE

TOTAL				1,307,981

NOTES
* ACCORDING TO ESTIMATES MADE BY THE COMPANY FOR DOMESTIC MARKET, THE MARKET SHARE IS HIGHER THAN 19%.

* THE PRODUCTION OF THE OTHER NON TILE PRODUCTS ARE NOT SHOWED BECAUSE THOSE PRODUCTS ARE JUST FOR COMMERCIALIZATION AND NON PRODUCED BY THE COMPANY.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK CHARACTERISTICS OF THE SHARES ANNEX 12 - A
CONSOLIDATED

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	SUBSCRIPTION
							FIXED	VARIABLE
B			16,000,000	146,664,124		96,906,632	8,000	73,332
L						32,878,746
D						32,878,746
TOTAL			16,000,000	146,664,124	-	162,664,124	8,000	73,332

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF THE INFORMATION
162,664,124
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's
ADS's
GDS's:

REPURCHASE OWN SHARES

	SERIES		NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE VALUE			AT QUARTER

SHARES PROPORTION BY:
2 SHARES SERIES B FOR EACH UNIT UB. ONE SHARE SERIES L AND ONE SHARE SERIES D FOR EACH UNIT ULD.
5 LIMITED VOTING UNITS REPRESENTS ONE ADS.

ACCORDING TO THE FIXED POSITION OF THE TOTAL NUMBER OF SHARES, AND THE FIXED CAPITAL STOCK, THIS AMOUNT
CAN BE INDISTINTLY OF ANY SERIES, B, L OR D.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 3 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN PROJECTS OF THE COMPANY

CONSOLIDATED

ANNEX 13  Final Printing

As a result of the US$43.7 million of net proceed resulting from the Rights Offering of stock completed on March 2004, a new state of the art production facility is under construction, to be located in the city of Chihuahua, Mexico.

At the end of the third quarter of 2004 the percentage of advance of the project was of 20.00 percent.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 3 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONVERSION OF FOREIGN EXCHANGE TRANSACTIONS

AND FINANCIAL STATEMENTS

CONSOLIDATED

ANNEX 14  Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from October '03 to September '04 was 5.44% compared to the inflation for the same period of 4.88%.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 3 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Cerámica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1111

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

FISCAL INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Cerámica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

RESPONSIBLE OF PAYMENT

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

PRINCIPAL OFFICERS

TITLE BMV: Chairman of the Board of Directors

TITLE: Chairman of the Board of Directors

NAME: Don Oscar Almeida Chabre

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: President and Vice Chairman of the Board

TITLE: President and Vice Chairman of the Board

NAME: Lic. Victor Almeida Garcia

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Chief Financial Officer

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Responsible of reporting quarterly information

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Second responsible of reporting quarterly information

TITLE: Investor Relations

NAME: Lic. Luis Fernando Cano B.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1264

Fax: (52-614) 429-1166

E-MAIL: lfcano@interceramic.com

TITLE BMV: Responsible of legal department

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Secretary of the Board of Directors

TITLE: Secretary of the Board of Directors

NAME: Lic. Norma Almeida de Champion

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Responsible of information to investors

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending information via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending relevant releases via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 3 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AUDITED

CONSOLIDATED

Final Printing

DECLARATION FROM THE COMPANY OFFICIAL RESPONSIBLE FOR THE INFORMATION

I hereby swear that the financial information here in supplied to this stock exchange, corresponding to the period from 1 OF JANUARY TO 31 OF SEPTEMBER OF 2004 AND 2003 is that obtained form our authorized accounting registers and is result of the application of the accounting principles and norms accepted and stated by the Mexican Institute of Public Accountants and in the provisions of the Mexican National Bank and Stock Commission (Comision Nacional Bancaria y de Valores).

The accounting principles used by this company and the processing of the data for the period to which the said information refers were applied using the same bases as for the similar of the previous year.

________________________________                                 _________________________________

LIC.VICTOR ALMEIDA GARCIA                                          LIC. JESUS OLIVAS CORRAL

CHIEF EXECUTIVE OFFICER                                             CHIEF FINANCIAL OFFICER

CHIHUAHUA, CHIH. AT OCTOBER 15, 2004